EXHIBIT 20.1-Letter to Shareholders

To Our Shareholders

We are pleased to report that 1995 year to date as of June 30th, gross revenues have reached a record $855,408 as compared to $632,728 for 1994 and $795,050 for 1993 for the same period. EST reported a net profit before tax of $195,205 as compared to $85,577 for 1994. EST's net income after tax was $113,005 or $.02 per share. Shareholder equity rose to $.34 from $.29 per share at the 2nd quarter 1994, a 17% increase.

(see appendix item no. 2 for description of graphic content not displayed in electronic format)

The financials reflect a change in value of the Company's investment in the Institutional Government Fund managed by Piper Jaffray written-down to reflect the fair market value of the Company's investment in the Fund as of June 30, 1995. This devaluation resulted in a realized loss to be applied against earnings for the second quarter 1995 of $46,558, lowering the Company's invested value in the Fund from $160,607, including reinvested dividends, to its current fair market value of $114,049.
 The Securities and Exchange Commission (SEC) requested the Company perform this devaluation because it considered declines experienced by the Fund to be other than temporary, as defined by Financial
Accounting Standards Board Statement (FASB) number 115.   In early
1994, the fund experienced rapid market value declines as a result of rising interest rates, and unknown to the Company at the time, use of derivative based instruments within the Fund. After examination of the magnitude of decrease in value, pending litigation, and the use of derivatives in the Fund, the decrease was deemed to be other than temporary by the SEC. As required the Company recognized a realized loss of the difference between the cost of the Fund and current fair market value of the Fund.

                 ELECTRONIC SYSTEMS TECHNOLOGY, INC.
                       SELECTED FINANCIAL DATA
Six months ended                  June 30          June 30
                                   1995              1994
                               (unaudited)        (unaudited)
                                ==========        ==========
Sales                          $   739,626       $   567,724
Other revenue                      115,782            65,004
Gross profit                       454,725           349,744

Net income before taxes            195,205            85,577
           after taxes             113,005            56,481

Earnings per share before taxes
            Primary            $      0.04       $      0.02
            Fully diluted             0.04              0.02

Earnings per share after taxes
            Primary            $      0.02       $      0.01
            Fully diluted             0.02              0.01

Weighted average shares outstanding
            Primary              5,357,078         5,371,667
            Fully diluted        5,357,078         5,371,667

Total assets                   $ 1,823,940       $ 1,561,008

Long-term debt and capital
    lease obligations          $         0       $         0

Shareholders' equity           $ 1,722,476       $ 1,476,724

Shareholders' equity  per share
                               $      0.34       $      0.29

Working Capital                $ 1,608,048       $ 1,370,793

Current ratio                       19 : 1            17 : 1

Equity to total assets                 94%               95%

Currently, the Company is a participant in a class action suit against Piper Jaffray, the managers of the Fund. This class action resulted from the losses experienced by investors in the Fund as a whole. There has been a tentative settlement of the action, the final details of which are still in negotiation. It is expected the settlement will provide some recovery of the losses experienced in the Company's investment, but at the current time a set amount to be received from the settlement is unclear.

MARKET ANALYSIS

Prior to the Annual Shareholder's meeting in June, the shareholders requested an overview of the "Wireless Market" and EST's position within that market. Listed below is a summary of that presentation. The Wireless Market is comprised of two major market segments:

1. Commercial Providers of Wireless Network Services and Equipment. A common example is the provider of cellular telephone services. These companies provide the infrastructure which allow the telephones to communicate. Customers may purchase the equipment (a phone in this example) from the commercial provider or 3rd party vendor. The provider of a wireless service receives revenue from the rental of air-time to use the equipment. Other examples include:

 	Mobile Satellite Services
 	Specialized Mobile Radio/Enhanced Mobile Radio (SMR/ESMR).
      Examples include:
	       	Cellular Digital Packet Data (CDPD)
		       Personal Paging
		       Proprietary switched networks (ARDIS, RAM, and Metricom)

2. Commercial providers of wireless equipment where the user provides the infrastructure necessary for operation. A common example is a service company that purchases and installs their own 2-way radio communication equipment for employee usage. This example company can cost justify the up front expenditure over the use of cellular phones, because once the radio system is installed they pay no air time for equipment usage. These manufactures have specific markets, and in some cases their markets will overlap. Listed below are the major technology groups:

     Microwave systems
     Voice radio communications
     Packet burst technology
     Spread spectrum technology
     Infrared technology

                                Table 1
                         1994 REVENUE BREAKDOWN

                     Industrial Control      63%
                     (Domestic)

                     Industrial Control      19%
                     (Foreign)

                     Federal                 18%


Electronic Systems Technology fits into the packet burst technology group, by providing medium distance (up to 15 miles), medium data rate (4,800 bps) wireless local area network for commercial applications. The customer buys our products because of savings in air time expenses and enhanced performance not provided by the wireless service providers. In 1994, 82% of our revenues(domestic and foreign) were derived from the industrial control market (see Table 1). Table 2 gives an overview of the overall size of the market.

                              Table 2
                       INDUSTRIAL CONTROL MARKET

                North America	            $ 1,000 M
                    United States   $ 900 M
                    Canada          $ 100 M

                Europe                     $ 1,800 M
                Asia Pacific               $ 1,200 M
                South America              $   100 M
                Mexico                     $    50 M


Table 3 shows the approximate size of the wireless communication market within the Industrial Control Market in North America. It is estimated that EST has a 11% market share in the United States and 14% in Canada. The forecasted growth of wireless control within the industrial market is 10% to 20% per year.


                                Table 3
                    WIRELESS INDUSTRIAL CONTROL MARKET

                North America              $    10 M
                United States              $     9 M
                Canada                     $     1 M

RESEARCH AND DEVELOPMENT

In order to increase revenues we have to increase market share and/or open new markets. EST is presently on a very ambitious development program to release a new family of products in mid-year 1996. These new products will aid to increase our market share and maintain leadership in our existing markets. In addition we are developing a new product for release in late 1996 that will allow us to explore new markets.

PACIFIC STOCK EXCHANGE

As stated at the Annual Meeting, EST is pursuing listing on the Pacific Stock Exchange. Table 4 gives an overview of the listing requirements and our position at end of the second quarter. We have met all listing requirements with the exception of the bid price of our stock and the market value of the float. To qualify, our stock must trade at or above $1.00 a share, and the market value of the float must exceed $2,250,000, for six months prior to applying for listing. The public "float" shares outstanding and the market value of the public "float" are based on the Pacific Stock Exchange's (PSE) definition of the public float. The public float definition for the PSE is Corporation shares issued and outstanding, not including shares held by officers, directors, and affiliates of the Corporation, and any concentrated holdings representing 5% or more of the shares issued and outstanding. The share price used for calculating the current market value of the public float is an average between the bid and ask price per share for December 31, 1994, and June 30, 1995 .

                                 Table 4
PACIFIC STOCK EXCHANGE LISTING             ELECTRONIC SYSTEMS
       REQUIREMENTS                          TECHNOLOGY INC.
                                          Selected Financials
                                               (Unaudited)

CATEGORY                 LISTING            Jun. 30     1994
                       REQUIREMENTS          1995     Year End
TOTAL ASSETS                             $1,824,000  $1,598,000
TANGIBLE ASSETS                          $1,824,000  $1,598,000
NET TANGIBLE ASSETS      $1,500,000      $1,722,000  $1,556,000
STOCK HOLDER EQUITY                      $1,722,000  $1,556,000
PRE-TAX INCOME                           $  195,000  $  291,000
AFTER TAX INCOME         $  100,000      $  113,000  $  186,000
PUBLIC FLOAT (SHARES)       750,000      4,320,000   4,320,000
MARKET VALUE OF FLOAT    $2,250,000      $1,080,000  $1,382,000
BID PRICE                $  1.00         $ .22-.28   $ .25-.38
NO. OF SHAREHOLDERS         750            +770         +770

It is Management's opinion that the Company's stock is under valued, therefore Management is considering a stock buyback plan, which must be approved by the Company's Board of Directors. If the plan is approved, EST will submit the required public filings as specified by securities regulations.

EST is pleased to announce that as of August 7th, the Company is a participant in the Securities and Exchange Commission Electronic
Data Gathering, Analysis, and Retrieval (EDGAR) system.
Information about the Company, such as quarterly and annual reports, will be easily available to shareholders and interested parties via this electronic information service.

With the development of new ESTeem products in 1995, we have taken decisive, long term steps to strengthen our leadership role in wireless data communication for industrial markets. As we move into this new wireless era, Management believes the outcome will be beneficial to both the shareholders and the Company.


T.L. Kirchner
President

Corporate And Investor Information

Please direct inquiries to:
Investor Relations
Electronic Systems Technology Inc.
415 North Quay Street
Kennewick, Washington 99352
509-735-9092 (O)  509-783-5475 (Fax)

APPENDIX:

Item no. 1: (graphic material not included in electronic filing format)

Located at the top left of the document was the Electronic Systems Technology, Inc. trademarked company logo, showing a black square field containing the stylized letters E S T.

Item no. 2: (graphic material not included in electronic filing format)

Located between the first and second paragraphs of the first page of the shareholder letter was a bar graph showing the comparison of 2nd quarter year to date revenues for the years 1995, 1994, 1993.
The data presented was as follows:
1995 year to date revenues: $855,408
1994 year to date revenues: $632,728
1993 year to date revenues: $795,050